UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-23195

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For	Period Ended: December 31, 2005

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: Tier Technologies, Inc.

Former name if applicable: Not applicable.

Address of principal executive office (Street and number): 10780 Parkridge Boulevard, Suite 400

City, state and zip code: Reston, Virginia 20191

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Registrant’s Form 12b-25 filed on December 15, 2005, while preparing its financial statements for the fiscal year ended September 30, 2005, the Registrant discovered a number of accounting errors. A number of accounting issues are still under review and the Registrant needs additional time to complete the review and assess the final impact on financial results for fiscal 2005, financial results for the first quarter of fiscal 2006, and on previously reported periods. As a result, the Registrant was not able to file its Annual Report on Form 10-K within the prescribed time period and will, as anticipated, not be able to file its Quarterly Report on Form 10-Q for the period ended December 31, 2005 in the prescribed time period. Additionally, as previously disclosed, the Registrant expects to restate its financial results for the fiscal years ended September 30, 2002, 2003 and 2004 and for the fiscal year 2005 quarters, as needed. The Registrant is working diligently to complete this review and assessment and to file the Form 10-K, the Form 10-Q and the prior period restatements as soon as possible.

The Registrant’s review of its accounting practices is ongoing. Once it has completed its review, the Registrant may conclude that additional changes to its financial statements, beyond those previously disclosed, for these periods are appropriate, that the proper adjustments are different in amount or type from those previously disclosed, or that changes are necessary to financial statements for other periods.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: David E. Fountain, Chief Financial Officer – 571-382-1000.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐        Yes         ☒        No

Annual Report on Form 10-K for the fiscal year ended September 30, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒        Yes         ☐        No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Currently, the Registrant expects revenues for the quarter ended December 31, 2005 to be $38.8 million, a 22% increase over the same quarter in the prior year. The Registrant notes, however, the results from the prior-year period may change, as a result of the aforementioned restatement activities. Because the Registrant’s review of its accounting practices (including the impact of the expected restatement on prior periods) is ongoing, the Registrant is not able to quantify other changes in its financial results compared to the prior-year period.

The financial results discussed herein are preliminary and have not been finalized by the Registrant. They are based on information available to management at the date of this filing, and could change materially when the Registrant reports its audited financial results for prior fiscal years and unaudited financial results for the quarter ended December 31, 2006.

TIER TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 9, 2006	By:	/s/ David E. Fountain
Name: David E. Fountain Title: Chief Financial Officer

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